Exhibit 99.1

Safe-T Announced an Order from a Leading Medical Center for its SDE Solution

HERZLIYA, Israel, January 3, 2019 - Safe-T® (NASDAQ, TASE: SFET), a leading provider of software-defined access solutions for the hybrid cloud, today announced it has received an order for its SDE solution from a leading medical center in Israel.

The medical center was seeking a safe, easy, user-friendly solution to share sensitive medical information with other organizations and patients through a secure e-mail platform. In addition, the customer required the ability to securely share sensitive information automatically through its medical data systems, as opposed to manually.

Safe-T also announced maintenance renewals from four existing customers: an Israeli government ministry, an Israeli insurance company, a leading Israeli credit card company and a retail customer based in Turkey.

The SDE order is expected to be fulfilled during the first quarter of 2019. All maintenance renewals will be fulfilled over the relevant maintenance periods.

About Safe-T Group Ltd.

Safe-T Group Ltd. (Nasdaq, TASE: SFET) is a leading provider of software-defined access solutions which mitigate attacks on enterprises’ business-critical services and sensitive data. Safe-T solves the data access challenge by masking data at the perimeter, keeping information assets safe and limiting access only to authorized and intended entities in hybrid cloud environments. Safe-T enhances operational productivity, efficiency, security, and compliance by protecting organizations from data exfiltration, leakage, malware, ransomware, and fraud. With Safe-T’s patented, multi-layer software-defined access, financial services, healthcare, utility companies and governments can secure their data, services, and networks from internal and external data threats.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Safe-T is using forward-looking statements in this press release when it discusses the benefit of its products and fulfilling customer’s orders and renewals. Because such statements deal with future events and are based on Safe-T’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Safe-T could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Safe-T’s final prospectus filed pursuant to rule 424(b)(4) filed with the Securities and Exchange Commission (“SEC”) on August 20, and in any subsequent filings with the SEC. Except as otherwise required by law, Safe-T undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

INVESTOR RELATIONS:
Miri Segal-Scharia, CEO

MS-IR LLC
917-607-8654
msegal@ms-ir.com